Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(FIRST QUARTER OF 2019)

1.	BASIC INFORMATION

(1)	Basic Information of the Company

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Wang Bin

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:

Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Notes:

1.

This summary of solvency quarterly report is prepared in accordance with the “Regulatory Rules of Solvency of Insurance Companies (No. 1-17)” issued by the former China Insurance Regulatory Commission (the “Former CIRC”).

2.

According to the “Plan for Institutional Reform of the State Council” voted and passed at the first meeting of the 13th National People’s Congress of the PRC, the China Banking and Insurance Regulatory Commission (the “CBIRC”) has been formed through the consolidation of the duties and responsibilities of both the China Banking Regulatory Commission and the China Insurance Regulatory Commission, and such two commissions will no longer exist. The CBIRC has officially been put into operation since April 8, 2018.

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: Ten thousand shares or RMB ten thousand

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer or distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)

RMB ordinary shares	2,082,353	73.67	—	—	—	—	2,082,353	73.67

Overseas listed foreign shares	744,118	26.33	—	—	—	—	744,118	26.33

Total	2,826,471	100.00	—	—	—	—	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC. The equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen

China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0

HKSCC Nominees Limited	Foreign shares	9	732,039	25.90%	0

China Securities Finance Corporation Limited	State-owned shares	0	72,394	2.56%	0

Central Huijin Asset Management Limited	State-owned shares	0	11,972	0.42%	0

Hong Kong Securities Clearing Company Limited	Foreign shares	1,401	4,472	0.16%	0

China International Television Corporation	State-owned shares	0	1,845	0.07%	0

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal –Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	(379)	1,439	0.05%	0

China National Nuclear Corporation	State-owned shares	0	1,240	0.04%	0

Industrial and Commercial Bank of China Limited – Guangfa Jufeng Blend Securities Investment Fund	Other	989	989	0.03%	0

Total	–	2,020	2,760,245	97.65%	0

Note:

The figures shown in the columns of “Changes in the number of shares held by the shareholder or the amount of capital contribution during the period” and “Number of shares held by the shareholder or the amount of capital contribution as at the end of the period” in this table refer to number of shares held (Unit: Ten thousand shares).

Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Both Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund and Industrial and Commercial Bank of China Limited – Guangfa Jufeng Blend Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

			Number of shares held or cost			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage

1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	158,600	178,600	20,000	100.00%	100.00%	0.00%

2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%

3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%

4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	680,000	680,000	0	100.00%	100.00%	0.00%

5	Golden Phoenix Tree Limited	Subsidiary	12	12	0	100.00%	100.00%	0.00%

6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%

7	CL Hotel Investor, L.P.	Subsidiary	0	0	0	100.00%	100.00%	0.00%

			Number of shares held or cost			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage

8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%

9	Fortune Bamboo Limited	Subsidiary	243,488	243,488	0	100.00%	100.00%	0.00%

10	Golden Bamboo Limited	Subsidiary	199,288	199,288	0	100.00%	100.00%	0.00%

11	Sunny Bamboo Limited	Subsidiary	187,565	187,565	0	100.00%	100.00%	0.00%

12	China Life (Beijing) Health Management Company Limited	Subsidiary	173,000	173,000	0	100.00%	100.00%	0.00%

13	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	325,000	315,000	–10,000	99.997%	99.997%	0.00%

14	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	168,000	168,000	0	99.98%	99.98%	0.00%

15	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	60,600	60,600	0	99.98%	99.98%	0.00%

16	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	60,600	60,600	0	99.98%	99.98%	0.00%

17	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	400,000	400,000	0	99.98%	99.98%	0.00%

18	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	53,256	53,256	0	99.98%	99.98%	0.00%

19	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	53,256	53,256	0	99.98%	99.98%	0.00%

20	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	0	30,301	30,301	0.00%	100.00%	100.00%

21	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	13.09%	13.09%	0.00%

22	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%

			Number of shares held or cost			Shareholding percentage
	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage

23	China Guangfa Bank Co., Ltd.	Associated corporation	860,063	860,063	0	43.69%	43.69%	0.00%

24	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%

25	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.59%	29.59%	0.00%

26	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	23.08%	23.08%	0.00%

27	GLP U.S. Income Partners II	Associated corporation	321,195	317,929	–3,266	25.25%	25.25%	0.00%

28	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	2,000,000	2,000,000	0	43.86%	43.86%	0.00%

29	China United Network Communications Limited	Associated corporation	2,182,959	2,182,959	0	10.29%	10.29%	0.00%

30	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	433,068	433,068	0	81.63%	81.63%	0.00%

31	China Power Investment Nuclear Power Co,. Ltd.	Associated corporation	800,000	800,000	0	26.76%	26.76%	0.00%

32	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	336,000	336,000	0	60.00%	60.00%	0.00%

33	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%

34	RXR 1285 Holdings JV LLC	Joint venture	151,497	151,497	0	51.55%	51.55%	0.00%

35	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	1,039,994	1,039,994	0	49.9999%	49.9999%	0.00%

36	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	10,200	10,200	0	51.00%	51.00%	0.00%

37	China Life Wanke No.1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	0	9,750	9,750	0.00%	59.82%	59.82%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage

38	China Life Wanke No.2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	0	9,750	9,750	0.00%	59.82%	59.82%

39	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	0	851,394	851,394	0.00%	84.99%	84.99%

Note:	The figures shown in the “Number of shares held or cost” column under items numbered 1, 4-22 and 26-39 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Wang Bin	November 1958	Doctoral degree in Economics	Since December 3, 2018	Chairman, Executive Director	Yin Bao Jian Fu (2018) No. 322

Chairman of China Life Insurance (Group) Company

Chairman of China Life Asset Management Company Limited

Chairman of China Life Insurance (Overseas) Company Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Chairman of China Guangfa Bank Co., Ltd.

Mr. Wang became an Executive Director and the Chairman of the Company in December 2018. He has been the Chairman of China Life Insurance (Group) Company since August 2018. From March 2012 to August 2018, he served as the Chairman and the Secretary to the Party Committee of China Taiping Insurance Group Ltd.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Su Hengxuan	February 1963	Doctoral degree in Management	Since December 20, 2018	Executive Director	Yin Bao Jian Xu Ke (2018) No. 562

Vice President of China Life Insurance (Group) Company

CPPCC member of Xicheng District, Beijing

Director of China Life Asset Management Company Limited (subject to approval)

Director of China Life Pension Company Limited (subject to approval)

Director of China Life Property and Casualty Insurance Company Limited (subject to approval)

Mr. Su became an Executive Director of the Company in December 2018. He was appointed by the Board of Directors as the President of the Company in December 2018. He has been the Vice President of China Life Insurance (Group) Company since December 2017. He was the President of China Life Pension Company Limited from March 2015 to February 2018. He was the Vice President of the Company from 2013 to May 2015.

Xu Haifeng	May 1959	Master’s degree in Business Administration	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718	Non-executive Director of China Life Asset Management Company Limited	Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014 and a Non-executive Director of China Life Asset Management Company Limited since September 2015. He served as a Non-executive Director of China Life E-commerce Company Limited from January 2015 to January 2017. He served as the Business Controller of the Company from February to November 2014, during which he concurrently served as the General Manager of Hebei Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Yuan Changqing	September 1961	Master’s degree in Business Administration	Since February 11, 2018	Non-executive Director	Bao Jian Xu Ke (2018) No. 196

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset Management Company Limited

Chairman of China Life Pension Company Limited

Chairman of China Life Property and Casualty Insurance Company Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Vice Chairman of the China Chamber of International Commerce

Vice Chairman of the National Association of Financial Market Institutional Investors

Mr. Yuan became a Non- executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Liu Huimin	June 1965	Doctoral degree in Law	Since July 31, 2017	Non-executive Director	Bao Jian Xu Ke (2017) No. 897

Vice President of China Life Insurance (Group) Company

Vice Chairman of the Insurance Society of China

Executive Director of the China Center for Insurance and Social Security Research (CCISSR) of Peking University

Director of China Life Pension Company Limited

Chairman of China Life E-commerce Company Limited

Mr. Liu became a Non- executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from September 2013 to August 2016.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Yin Zhaojun	July 1965	Master’s degree in Public Administration	Since July 31, 2017	Non-executive Director	Bao Jian Xu Ke (2017) No. 897

Vice President of China Life Insurance (Group) Company

Chairman of China Life Investment Holding Company Limited

Head of Shanghai Headquarters of China Life Insurance (Group) Company

Director of China United Network Communications Limited

Chairman of China Insurance Building Co., Ltd.

Chairman of the second session of the Statistics Professional Committee of the Insurance Association of China

Vice Chairman of the Banking Accounting Society of China

Mr. Yin became a Non- executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since October 2016. He successively served as the President of Shanxi Branch, Hebei Branch and Beijing Branch of the Bank of Communications from 2011.

Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864

Independent Non-executive Director of Kerry Properties Limited

Independent Non-executive Director of China Cinda Asset Management Co., Ltd.

Independent Non-executive Director of Hua Hong Semiconductor Limited

Mr. Chang became an Independent Director of the Company in October 2014.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718	Director of Yale-China Association	Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, he served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014.

Tang Xin	September 1971	Doctorate degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the China Association for Public Companies

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of GF Securities Co., Ltd.

Independent Director of Oriza Holdings Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Leung Oi- Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of United Company RUSAL Plc

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, and an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010. She has been an Independent Non- executive Director of PetroChina Company Limited since June 2017.

2)	Basic Information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Jia Yuzeng	June 1962	Master’s degree in Business Administration	Since July 11, 2018	Chairman of the Board of Supervisors	Yin Bao Jian Xu Ke (2018) No. 562		Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. From 2013 to 2018, he served as the Vice President and the Board Secretary of China Life Pension Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Luo Zhaohui	March 1974	Doctoral degree in Finance	Since February 11, 2018	Supervisor	Bao Jian Xu Ke (2018) No. 196	Deputy General Manager of Strategic Planning Department of China Life Insurance (Group) Company	Mr. Luo became a Supervisor of the Company in February 2018. He was appointed as an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. He was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016.

Tang Yong	July 1972	Bachelor of Arts degree	Since February 2, 2019	Supervisor	Yin Bao Jian Fu (2019) No. 165	Deputy General Manager of Human Resource Department of China Guangfa Bank Co., Ltd.	Mr. Tang became a Supervisor of the Company in February 2019. He was the Deputy General Manager of the Supervision Department of the Company and responsible for the daily operation of the Supervision Department from August 2018 to March 2019. From October 2016 to August 2018, he served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of the Company. From 2011 to 2016, Mr. Tang successively served as the Division Chief of the System Staff Management Division of the Human Resources Department, the General Manager of the Human Resources Department of Jiangxi Branch, and the Division Chief of the Planning Division of the Human Resources Department of the Company.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Song Ping	June 1964	Bachelor of Arts degree	Since March 15, 2018	Employee Representative Supervisor	Bao Jian Xu Ke (2018) No. 331		Mr. Song became a Supervisor of the Company in March 2018. He has been the General Manager of the Administration Office of the Company since January 2017. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and Reform Department, an Assistant to the General Manager of Beijing Branch, the Deputy General Manager of the Legal and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General Manager of the E-Commence Department of the Company.

Huang Xin	February 1974	Bachelor’s degree in Economics	Since June 20, 2018	Employee Representative Supervisor	Yin Bao Jian Xu Ke (2018) No. 417	Vice Minister of the Continuing Education Department of the Human Resources Special Committee of the Insurance Association of China	Mr. Huang became a Supervisor of the Company in June 2018. He served as the General Manager of the Human Resources Department of the Company from March 2018 to December 2018. He served as the Deputy General Manager of the Human Resources Department of the Company from August 2014 to March 2018. From December 2010 to August 2014, he successively served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of China Life Insurance (Group) Company, during which he was seconded to the Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager from February 2011 to February 2013.

3)	Basic Information of the Senior Management of the Head Office

Name	Month and year ofbirth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Board Secretary since June 2017, as Vice President since November 2014 and as Chief Actuary since March 2012	Vice President, Board Secretary, Chief Actuary	Bao Jian Xu Ke (2014) No. 918 Bao Jian Xu Ke (2017) No. 664 Bao Jian Shou Xian (2012) No. 187	Executive Director of the China Association of Actuaries Chief Actuary of China Life Pension Company Limited	Mr. Li became the Board Secretary of the Company in June 2017, the Vice President of the Company in November 2014 and the Chief Actuary of the Company in March 2012.

Zhao Lijun	July 1963	EMBA for the senior management	As Financial Controller since November 2016, and as Vice President since July 2016	Vice President, Financial Controller	Bao Jian Xu Ke (2016) No. 717 Bao Jian Xu Ke (2016) No. 1148

Director of China Life Asset Management Company Limited

Director of China Life Franklin Asset Management Company Limited

Director of Sino-Ocean Group Holding Limited

Director of China Guangfa Bank Co., Ltd.

Mr. Zhao became the Financial Controller of the Company in November 2016. He has been the Vice President of the Company since July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from 2014 to 2016. He successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company from 2012 to 2014.

Xiao Jianyou	September 1968	Double Bachelor’s degrees in Medicine and Law	October 2016	Vice President	Bao Jian Xu Ke (2015) No. 757	Non-executive Director of China Life Property and Casualty Insurance Company Limited Director of China Life Insurance Sales Company Limited	Mr. Xiao became the Vice President of the Company in October 2016. He served as an Assistant to the President of the Company from July 2015 to October 2016. From 2013 to 2015, he successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Company’s Jiangsu Branch.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhao Peng	April 1972	Master’s degree in Business Administration and Master’s degree in Economics	March 2018	Vice President	Bao Jian Xu Ke (2017) No. 1202

Mr. Zhao became the Vice President of the Company in March 2018. He served as an Assistant to the President of the Company from October 2017 to March 2018. From

2014 to 2017, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person- in-charge (at the general manager level of the provincial branches) and the General Manager of Zhejiang Branch of the Company.

Ruan Qi	July 1966	EMBA for the senior management	April 2018	Vice President	Yin Bao Jian Xu Ke (2018) No. 63		Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from October 2016 to April 2018. He successively served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhan Zhong	April 1968	Bachelor’s degree in Engineering	August 2017	Marketing Director

Mr. Zhan became the Marketing Director of the Company in August 2017. He has been the General Manager (at the general manager level of provincial branches) of the Individual Insurance Division of the Company since July 2014. Mr. Zhan served as an Employee Representative Supervisor of the Company from July 2015 to August 2017, and the Deputy General Manager (responsible for daily operation) and the General Manager of the Company’s Qinghai Branch from 2013 to 2014.

Yang Hong	February 1967	EMBA for the senior management	March 2018	Operation Director

Ms. Yang became the Operation Director of the Company in March 2018. She has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches)

of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Xu Chongmiao	October 1969	Doctoral degree in Law	July 2018	Compliance Officer, General Manager of the Legal and Compliance Department	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu has been the Compliance Officer of the Company since July 2018 and the General Manager of the Legal and Compliance Department of the Company since September 2014. From 2006 to 2014, he served as the Deputy General Manager of the Legal Affairs Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Officer at the general manager level of the Company.

Notes:

1.

All information set forth in this table is as of the disclosure date of this report, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of this report:

(1)	Mr. Xu Hengping tendered a letter of resignation to the Company on January 24, 2019, resigning from his position as an Executive Director of the Company.

(2)	Mr. Shi Xiangming tendered a letter of resignation to the Company on February 18, 2019, resigning from his position as a Supervisor of the Company.

(3)

As elected by the First Extraordinary General Meeting 2018 of the Company and approved by the CBIRC, the qualification of Mr. Tang Yong as a Supervisor of the Company has become effective from February 2, 2019.

(4)

As approved by the ninth meeting of the sixth session of the Board of Directors and approved by the CBIRC, the qualification of Mr. Su Hengxuan as the President of the Company has become effective from April 2, 2019.

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	He Zheng

Office Phone Number:	010-63631371

Fax Number:	010-66575722

E-mail:	c-rossinfo@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Core solvency surplus	50,441,248.85	45,748,127.51

Core solvency ratio	252.03%	250.55%

Comprehensive solvency surplus	53,941,494.11	45,749,573.32

Comprehensive solvency ratio	262.58%	250.56%

Gross written premiums	27,235,322.95	6,729,197.85

Net profit	2,536,941.54	–832,866.61

Net asset	36,323,040.45	31,800,494.14

Note:	Gross written premiums, net profit and net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of the integrated risk rating of the Company in the recent quarter (being the fourth quarter of 2018) was A Category.

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Admitted assets	334,195,971.37	321,836,569.12

Admitted liabilities	247,075,823.57	245,699,839.23

Actual capital	87,120,147.80	76,136,729.89

Core tier one capital	82,840,745.53	75,356,127.07

Core tier two capital	779,157.01	779,157.01

Supplementary tier one capital	3,500,245.26	1,445.81

Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Minimum capital for quantitative risk	34,018,921.05	31,156,727.75

Minimum capital for life insurance risk	6,997,526.16	6,291,184.36

Minimum capital for non-life insurance risk	599,276.68	520,045.36

Minimum capital for market risk	33,581,372.67	30,546,037.65

Minimum capital for credit risk	5,480,197.51	5,241,033.60

Quantitative risk diversification effect	7,119,932.49	6,591,213.72

Loss absorption effect of special types of insurance contracts	5,519,519.48	4,850,359.50

Minimum capital for control risk	-840,267.35	-769,571.18

Additional minimum capital	0	0

Counter-cyclical additional minimum capital	0	0

Additional minimum capital for DSII	0	0

Additional minimum capital for GSII	0	0

Other additional minimum capital	0	0

Minimum capital	33,178,653.70	30,387,156.57

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CBIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and based on the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CBIRC conducts assessment on the IRR of the Company on a quarterly basis. The results of the IRR of the Company in the recent two quarters (being the fourth and third quarter of 2018) were both A Category.

6.	RISK MANAGEMENT

The CBIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirement and Assessment (SARMRA) on 35 insurance companies in 2018. According to the “Notice Concerning the 2018 SARMRA Assessment Results” (Yin Bao Jian Cai [2018] No. 125), the Company got a score of 84.94 in the assessment and the respective scores in nine areas are as follows: 17.76 in the foundation and environment of risk management, 8.41 in the objectives and tools of risk management, 8.60 in insurance risk management, 8.65 in market risk management, 8.61 in credit risk management, 8.59 in operational risk management, 8.77 in strategic risk management, 7.34 in reputational risk management, and 8.22 in liquidity risk management.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter

Actual net cash flows	15,332

Comprehensive liquidity ratio	–

Comprehensive liquidity ratio within 3 months	393%

Comprehensive liquidity ratio within 1 year	-1212%

Comprehensive liquidity ratio within 1-3 years	-186%

Comprehensive liquidity ratio within 3-5 years	-2194%

Comprehensive liquidity ratio beyond 5 years	21%

Overall liquidity coverage of the Company	–

Stressed scenario 1	3081%

Stressed scenario 2	2807%

Notes:

1.	Actual net cash flows refers to the net cash flows of the Company actually occurred during the reporting period;

2. Comprehensive liquidity ratio	=	Expected total cash inflow of existing assets	x	100%;
Expected total cash outflow of existing liabilities

3.

Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows. Pursuant to the requirements of the “Regulatory Rules of Solvency of Insurance Companies No. 12: Liquidity Risk” and the relevant regulations, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CBIRC had adopted any significant regulatory measures against the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, April 25, 2019

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie